Hongkong Electric Holdings Ltd
香港電燈集團有限公司

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong.
Telephone: 2843 3111 Telex: HX 73071 Cables: Electric
Facsimile: 2537 1013, 2810 0506 Email: mail@hec.com.hk

Please address correspondence to
PO Box 915, GPO Hong Kong

RECEIVED
2004 OCT 18 A 10: 15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

28th September 2004

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

04045546

SUPPL

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

Announcement published in the newspapers on 28th September 2004 regarding Re-designation of Director

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

Enc.
LW/jh

PROCESSED
OCT 21 2004
THOMSON
FINANCIAL

dlw 10/19

File No. 82-4086

S.C.M.P. 28.9.2004

香港電燈集團有限公司

Hongkong Electric Holdings Ltd.

(Incorporated in Hong Kong with limited liability)

(Stock code: 006)

RE-DESIGNATION OF DIRECTOR

The Board of Directors of Hongkong Electric Holdings Limited (the "Company") announces that Mr. Ronald Joseph Arculli, previously an independent non-executive director of the Company, is re-designated as a non-executive director with effect from today.

Mr. Arculli, aged 65, has been a director of the Company and its wholly owned subsidiary, The Hongkong Electric Company, Limited since March 1997. He is a practising solicitor and has served on the Legislative Council from 1988 to 2000. He has a distinguished record of public service on numerous government committees and advisory bodies.

Mr. Arculli is an independent non-executive director of Hang Lung Properties Limited, HKR International Limited, SCMP Group Limited, Sino Hotels (Holdings) Limited, Sino Land Company Limited and Tsim Sha Tsui Properties Limited. He is also a non-executive director of Hutchison Harbour Ring Limited, a subsidiary of Hutchison Whampoa Limited which in turn is the holding company of the substantial shareholder of the Company. Save as disclosed above, he does not have any relationship with any other director, senior management or substantial shareholder of the Company. Mr. Arculli has a controlling interest in a company which holds 2,011 shares in the Company. There is no service contract between the Company and him. He is currently entitled to receive a total annual fee of HK$120,000 for serving as director and member of the audit committee of the Company. Mr. Arculli does not have a fixed term of service with the Company and is subject to retirement by rotation and re-election in accordance with the articles of association of the Company.

As at the date of this announcement, the Company's Board comprises Mr. George C. Magnus, Mr. Canning Fok Kin-ning, Mr. Tso Kai-sum, Mr. Andrew Hunter, Mr. Kam Hing-lam, Mr. Francis Lee Lan-yee, Mr. Victor Li Tzar-kuoi and Mr. Frank J. Sixt, being the executive directors, Mr. Ronald J. Arculli, Mrs. Susan M.F. Chow and Mr. Ewan Yee Lup-yuen, being the non-executive directors, Mr. Holger Kluge, Mr. Ralph Shea and Mr. Wong Chung-hin, being the independent non-executive directors.

By Order of the Board
Lillian Wong
Company Secretary

Hong Kong, 27th September, 2004

香港經濟日報 2004年9月28日 星期二

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.
(於香港註冊成立的有限公司)
(股份代號：006)

董事轉任

香港電燈集團有限公司(「本公司」)董事局宣佈夏佳理先生(原為本公司獨立非執行董事)轉任為本公司非執行董事，由今天起生效。

夏先生，六十五歲，一九九七年三月獲委任為本公司及其全資附屬公司香港電燈有限公司之董事。夏先生為執業律師，並於一九八八年至二零零零年期間服務立法會，及曾任職於多個政府委員會及諮詢組織。

夏先生為恒隆地產有限公司、香港興業國際集團有限公司、SCMP集團有限公司、信和酒店(集團)有限公司、信和置業有限公司及尖沙咀置業集團有限公司獨立非執行董事。夏先生亦為和記港陸有限公司(「和記港陸」)非執行董事。和記港陸為和記黃埔有限公司(「和記黃埔」)附屬公司，而和記黃埔為本公司主要股東之控股公司。除上文披露者外，夏先生與本公司其他董事、高級管理層或主要股東均無任何關係。夏先生的一間控股公司持有本公司股份二千零十一股。本公司與夏先生之間並無服務合約。作為本公司董事及審計委員會成員，夏先生現時每年可收取酬金共港幣十二萬元。夏先生在本公司並無固定服務任期，彼將依照本公司組織章程細則輪值告退及膺選連任。

於本公佈日期，本公司董事局由執行董事麥理思先生、霍建寧先生、曹棨森先生、甄達安先生、甘慶林先生、李蘭意先生、李澤鉅先生及陸法蘭先生；非執行董事夏佳理先生、周胡慕芳女士及余立仁先生；及獨立非執行董事Holger Kluge先生、佘頌平先生及黃頌顯先生組成。

承董事局命
公司秘書
黃莉華

香港、二零零四年九月二十七日